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CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1079-1

April 1, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Sirimal R. Mukerjee
Division of Corporate Finance

Dear Sirs:
	Re:	Golden Global Corp. ("the Company")
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-169757
Filed March 9, 2011

We are the solicitors for the Company. We refer to your letter of March 22, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed March 9, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 3 to Registration Statement on Form S-1 filed March 9, 2011

Directors and Officers, page 51

1.

We note your response to comment 4 in our letter dated February 9, 2011 that Mr. Wong is still the chief financial officer of Beyond IVR Holdings, Inc. We also note your disclosure at page 53 that your "directors and officers are not obligated to commit their full time and attention to [y]our business." Please revise your disclosure to quantify the amount of time each of your officers devotes to your company. In addition, please provide any related risk factor disclosure.

Response: The Company added disclosure regarding the amount of time each director will spend on the affairs of the company as well as the following risk factor:

“Mr. Wong has other time commitments that will prevent him from devoting full-time to our operations, which may affect our operations.

Because Mr. Wong, who is responsible for some of our business activities, does not devote his full working time to operation and management of us, the implementation of our business plans may be impeded. Mr. Wong has other obligations and time commitments, which may slow our operations and impact our financial results. Additionally, when Mr. Wong becomes unable to handle the daily operations on his own, we may not be able to hire additional qualified personnel to replace him in a timely manner. If this event should occur, we may not be able to implement our business plan in a timely manner or at all.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

2.

In addition, we note your disclosure that Mr. Hope "has over forty years of mining experience in both exploration and placer mine production" and that Mr. Wong has a "strong track record with land related businesses." Please revise your disclosure to further describe the capacities in which Messrs. Hope and Wong worked with respect to the various projects referenced. For example, and without limitation, please describe how Mr. Hope was "involved" the KMC Mining placer gold project. In your response, please provide support for the statement that Mr. Wong has a "strong track record" or, in the alternative, remove the statement.

Response: The Company has removed the ‘strong track record’ statement from the Form S-1/A filed concurrently with this response and has provided additional disclosure on Messrs. Hope and Wong’s involvement with the referenced projects. The Company has also undertaken to revise the business experience disclosure to eliminate any promotional language.

Financial Statements

General

3.

We note that you updated your financial statements to include the six month interim period from June 30, 2010 through December 31, 2010. You will also need to include statements for the corresponding period of the preceding fiscal year, from the date of inception on December 9, 2009 through December 31, 2009, to comply with Rule 8-03 of Regulation S-X.

Response: The Company has included updated financial statements for December 31, 2010 in the Form S-1/A filed concurrently with this response. The updates include new Statements of Operations, Statements of Cash Flows and Note 4.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/Konrad Malik

Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.